Exhibit 12.1
LEAP WIRELESS INTERNATIONAL, INC.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except for ratios)

	Predecessor
	Company		Successor Company
			Five Months
	Seven Months		Ended
	Ended July 31		December 31	Year Ended December 31
	2004		2004	2005		2006	2007	2008
Computation of earnings:
Income (loss) before income taxes, cumulative effect of change in accounting principle, minority interests in consolidated subsidiaries and equity in net loss of investee	$923,544		$(2,170)	$52,331		$(17,196)	$(38,069)	$(104,020)
Fixed charges	14,768		24,622	58,547		106,649	209,132	270,185
Capitalized interest, net of amounts amortized	1,570		—	(8,719)		(15,861)	(42,811)	(49,301)

Total earnings	$939,882		$22,452	$102,159		$73,592	$128,252	$116,864

Computation of fixed charges:
Interest costs, including amounts capitalized	$4,195		$16,594	$38,784		$78,047	$166,785	$210,952
Estimated interest expense portion of rent expense (1)	10,573		8,028	19,763		28,602	42,347	59,233

Total fixed charges	$14,768		$24,622	$58,547		$106,649	$209,132	$270,185

Ratio of earnings to fixed charges	63.6	x		1.7	x

Deficiency of earnings to fixed charges			$(2,170)			$(33,057)	$(80,880)	$(153,321)

(1)	One third of rent expense is deemed to be representative of interest.